Obtaining Control of Credit Suisse Commodity Return Strategy Class C

As of April 30, 2009, Merrill Lynch Pierce Fenner & Smith Inc. ("Shareholder") owned 4,078.842 shares of the Fund, which represented less than 25 % of the Fund. As of October 30, 2009, Shareholder owned 816,220.195 shares of the Fund, which represented 32.37 % of the outstanding shares. Accordingly, Shareholder has presumed to be a controlling person of the Fund.